FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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TELEFONOS DE MEXICO, S.A. DE C.V.

Highlights

3rd Quarter 2006

  In Mexico, TELMEX's broadband service continues to show growth with an addition of 217 thousand services in the quarter, the highest historic gain. The number of Prodigy Infinitum (ADSL) customers increased 76.1% compared with September 2005, bringing the total to 1.6 million customers. Billed line equivalents for data transmission increased 27.6% compared with last year.

  In Mexico, domestic long distance traffic increased 2.1% compared with the same period of 2005. International outgoing and international incoming traffic increased 3.9% and 32.7%, respectively.

  At September 30, TELMEX had a market share of 25% of fixed and mobile services with 18 million 601 thousand lines, of a total of more than 74 million fixed and mobile services in the country.

  During the quarter, TELMEX continued to clean up prepaid lines that are not producing revenues, reducing their total by 129 thousand in addition to the 202 thousand disconnections of lines that pay rent during the period.  Connections totaled 379 thousand, for a net gain of 48 thousand lines in the third quarter.  During October, 233 thousand prepaid lines have been disconnected as part of the clean-up program, which will continue for the rest of the year. After this clean-up, we estimate that TELMEX will serve approximately 1.7 million prepaid lines across our markets, including segments that increasingly are served by mobile telephony. In the third quarter, 10.3 million prepaid Multifón cards were sold for the prepaid lines, an increase of 6.7% compared with the same period of 2005.

  In the fixed line business in Mexico, TELMEX competes with 9 operators that are mainly focused on high-income segments A, B, and C+. In these segments with competition, TELMEX has a market share of approximately 70%. On the other hand, the company's commitment to meeting demand for telecommunications services has led us to be the only fixed-line operator with presence in homes of socioeconomic segments C-, D, E and prepaid of the country.

  In Brazil, the main revenue generators continued to increase. Line equivalents of 64 Kbps increased 60.4%, local service access increased 42.7% and domestic long distance traffic increased 14.8%. The Triple Play service that was introduced in March of this year through Net Serviços serves 115 thousand customers.

  In the third quarter, Embratel reached an important agreement in process of approval with most of the Brazilian states regarding ICMS (Imposto Sobre Circulação de Mercadoria e Prestação de Serviços), that reduced the impact of the fiscal contingency related to this tax that the company had for many years. The amount of the non-recurring charge was approximately 515 million reais.

  In the third quarter, consolidated revenues reached 43.3 billion pesos, 0.5% higher than the same period of 2005, while revenues in Mexico totaled 31.8 billion pesos, a decrease of 1.2%. In Brazil, revenues totaled 2.1 billion reais in the quarter, 8.2% higher than the same quarter of the previous year.

  Consolidated EBITDA (1) totaled 16.8 billion pesos, a decrease of 13.7% due to the charge related to ICMS in Brazil and produced a margin of 38.7%. If the non-recurring charge of ICMS in Brazil were excluded, EBITDA would have reached 19.4 billion pesos, with a margin of 44.8% similar to the same period of 2005.

  Due to the above mentioned charge, operating income totaled 10.6 billion pesos. The operating margin was 24.6%, 5.7 percentage points lower than the same period of 2005. If the non-recurring charge of ICMS in Brazil were eliminated, operating income would have reached 13.3 billion pesos with a margin of 30.6%

  Majority net income in the third quarter totaled 6 billion pesos, 16.7% lower than the same period of the previous year due to the charge related to ICMS in Brazil. If we exclude the ICMS charge, we estimate that majority net income would have reached 7.5 billion pesos, with an increase of 3.6% compared with the same period of 2005. Earnings per share were 30 Mexican cents and 54 US cents per ADR, a decrease of 6.3% and 3.6%, respectively, compared with the third quarter of the previous year.

  Consolidated net debt (3) increased in the quarter to the equivalent of approximately 76 million dollars, totaling 6.715 billion dollars. In the quarter, cross currency swaps were carried out to cover the exchange rate and interest rate risks related to the issuance of bonds with maturity in 2010 and 2015 for a total of 1.75 billion dollars (with interest rates of 4.75% and 5.50%, respectively). This transaction allowed TELMEX to fully hedge the 2010 and 2015 bonds at a strike price of 10.9275 pesos with a fixed rate of 7.52% and 8.57%, respectively.

  Consolidated investment was equivalent to 1.293 billion dollars in the nine months of 2006. Share repurchases rose to 7.3 billion pesos during the quarter.

(3) Net debt is defined as short-term liabilities plus long-term debt less cash and equivalents.

Recent Events

New appointments

On September 20, 2006, the Board of Directors approved a modification of its organizational structure in which the company seeks to enhance the development of its strategic activities as well as to further increase its focus on operations. Jaime Chico Pardo was appointed Chairman of the Board of Directors, Carlos Slim Domit was appointed Co-chairman of the Board of Directors, Héctor Slim Seade was appointed Chief Executive Officer of TELMEX and Oscar von Hauske was appointed President of TELMEX International. These changes represent an organizational transition that strengthens the company's operating capacity and recognizes the experience of senior management.

Cash tender offer for shares of Embratel.

On September 27, the Commissâo de Valores Mobiliários de Brasil (CVM) granted the registration of the Voluntary Tender Offer for TELMEX to acquire all of the common and preferred shares of EMBRAPAR. On October 3, TELMEX announced that it commenced the tender offer that is estimated to expire on November 6, 2006 (unless the tender offer is extended or earlier terminated). Following the tender offer, TELMEX will carry out an auction in the Bolsa de Valores de São Paulo (BOVESPA) on November 7, 2006.

Share repurchase program

On September 20, the Board of Directors resolved to call for the Ordinary Shareholders' Meeting to be held on October 9, 2006, where they approved an increase in funds to purchase the company's own shares by 15 billion pesos. At that date, with the newly authorized funds the available balance was approximately 15.931 billion pesos.

Consolidated Income Statements

Revenues: In the third quarter, consolidated revenues increased 0.5%, mainly due to the 9.8% and 11.6% increases in Internet and corporate networks revenues, respectively; the 9.9% increase in other revenues, comprised primarily of yellow pages and Tiendas TELMEX (TELMEX stores). Additionally, interconnection revenues decreased 4.2% (calling party pays), domestic long distance revenues decreased 3.5% and international long distance revenues decreased 6.1%. For the nine months, revenues totaled 128.1 billion pesos, an increase of 0.6%.

Costs and expenses: Costs and expenses increased 8.7%, mainly due to a non-recurring charge of approximately 515 million reais from the agreements that Embratel carried out related to the ICMS tax (Imposto Sobre Circulação de Mercadoria e Prestação de Serviços). If this effect were eliminated, costs would have remained at the same level as the third quarter of 2005. This increase was also due to change in the accounting policy for PC sales in Mexico, offset by improved internal efficiencies reflected in the decrease of maintenance costs and consumption of materials. For the nine months, costs and expenses totaled 92.4 billion pesos, an increase of 2.4% compared with the same period of the previous year.

EBITDA (1) and operating income: EBITDA (1) totaled 16.8 billion pesos in the third quarter, a decrease of 13.7% compared with the same period of 2005. The EBITDA margin was 38.7%. Operating income totaled 10.6 billion pesos, 18.3% lower than the third quarter of 2005. The operating margin was 24.6%. If the non-recurring charge related to ICMS in Brazil were eliminated, EBITDA (1) and operating income would have totaled 19.4 billion pesos and 13.3 billion pesos, with margins of 44.8% and 30.6%, respectively. For the nine months, EBITDA totaled 54.3 billion pesos and operating income 35.7 billion pesos.

Comprehensive financing cost: Comprehensive financing cost totaled 1.7 billion pesos in the quarter, an increase of 5.7% compared with the third quarter of 2005. This resulting from: i) a net interest charge of 2.1 billion pesos in part due to the restructure, in July, of the 15.9 billion pesos of interest rate swaps that generated a charge of 291 million pesos, but improved the weighted fixed interest rate from 9.02% to 8.76%, ii) a net exchange loss of 528 million pesos from the impact of the third-quarter's exchange rate appreciation of 0.35 pesos per dollar. This impact was partially offset by the 5.735 billion dollars in dollar-peso hedges (weighted average exchange rate: 11.1130 pesos per dollar) and the 547 million dollars in dollar-reais hedges (weighted average exchange rate: 2.3925 reais per dollar) and a gain of 215 million pesos from the cross currency swaps acquired during the quarter, and iii) a gain in the monetary position of 895 million pesos, due to a higher inflation rate in Mexico during the quarter compared with the same period of the previous year.

Majority net income: Majority net income totaled 6.012 billion pesos, 16.7% lower than the same period of the previous year, mainly due to the non-recurring charge related to ICMS in Embratel in Brazil. If we exclude the ICMS charge, we estimate that majority net income would have reached 7.5 billion pesos, with an increase of 3.6% compared with the same period of 2005. Earnings per share at September 30, 2006 were 30 Mexican cents, and earnings per ADR were 54 US cents. For the nine months, majority net income totaled 20.441 billion pesos, a decrease of 1.5% compared with the same period of the last year.

Free cash flow: At September 30, resources provided by operating activities totaled 40 billion pesos, of which 21.438 billion were used in share repurchases, 6.342 billion in dividend payments and the rest in several investments.

Investments: In the first nine months of 2006, consolidated investment was the equivalent of 1.293 billion dollars, of which 81% was used for growth projects in the voice, data and transport infrastructure, 15.2% for operational support projects and operating needs and 3.8% for social telephony.

Debt: Gross total debt at September 30 was the equivalent of 9.116 billion dollars, an increase of 625 million dollars from a year ago. Consolidated net debt (3) increased in the quarter to the equivalent of approximately 76 million dollars, totaling 6.715 billion dollars. In the quarter, cross currency swaps were carried out to cover the exchange rate and interest rate risks related to the issuance of bonds with maturity in 2010 and 2015 for a total of 1.750 billion dollars (with interest rates of 4.75% and 5.50%, respectively). This transaction allowed TELMEX to hedge the 2010 and 2015 bonds at a strike price of 10.9275 pesos with fixed rates of 7.52% and 8.57%, respectively. Additionally, a syndicated bank loan was carried out for 500 million dollars with an average maturity of 5 years at an average interest rate of Libor +22.5 basis points and the syndicated bank loan of 2.5 billion dollars (issued in 2005) was increased to 3 billion dollars and increased its average maturity to 4.6 years at an average interest rate of Libor +24.6 basis points.

(3) Net debt is defined as short-term liabilities plus long-term debt, less cash and equivalents.

Repurchase of shares: For the nine months, the company used 21.438 billion pesos to repurchase its own shares. During the quarter, 7.3 billion pesos were used to repurchase 558,666,300 shares. On September 20, the Board of Directors resolved to call for the Ordinary Shareholders' Meeting to be held on October 9, 2006, where they approved to increase the funds to purchase the company's own shares by 15 billion pesos, and at that date, the balance was approximately 15.931 billion pesos.

Mexico Operating Results

Lines in service

TELMEX competes with other local service providers in Mexico that are mainly focused on the high-income economic segments. That is the case of socioeconomic A and B segments where TELMEX serves 74% of the homes, while cable companies provide service to 93% of the homes. On the other hand, the company's commitment to meeting demand for telecommunications services has led us to be practically the only fixed-line operator with presence in socioeconomic segments C, D and E of the country. Therefore, approximately 60% of our lines generate less than 230 pesos per month.

From July to September 2006, TELMEX continued its growth-with-profitability policy for fixed lines in service, resulting in a clean-up of 129 thousand prepaid lines that were not generating usage. Along with the 202 thousand disconnections of fixed lines that pay rent, that resulted in 331 thousand disconnections. We will continue to clean-up prepaid lines that are not profitable for the rest of the year. At September 30, TELMEX had 18 million 601 thousand lines in service, an increase of 2.6% compared with the same period of the previous year. For the nine months, the line gain was 227 thousand resulting from 1 million 224 thousand connections and 997 thousand disconnections.

Local traffic

During the third quarter, local traffic decreased 0.6% over the same period in 2005, with a total of 6.734 billion local calls. Local traffic volume has been affected by competition from local and wireless telephony and by the migration of our switched traffic to corporate networks, which strengthens the data business. For the nine months, total local traffic was 20.085 billion calls, 0.2% higher than the same period of the previous year.

On the other hand, the measured service packages, Línea Hogar and Línea Más Negocio, totaled 227 thousand and 492 thousand customers, respectively. These figures validate our strategy to evolve toward a more predictable revenue flow produced by package offerings.

Long distance traffic

Domestic long distance (DLD) increased 2.1% compared with the third quarter of 2005, totaling 4.672 billion minutes. In the quarter, outgoing and incoming international long distance traffic maintained its growth trend due to the introduction of packages. Incoming international traffic increased 32.7%, totaling 1.797 billion minutes, and outgoing international traffic increased 3.9%, totaling 479 million minutes. The incoming-outgoing ratio was 3.8. For the nine months, international outgoing traffic totaled 1.421 billion minutes and incoming international traffic totaled 5.227 billion minutes, increases of 5.9% and 38.4%, respectively.

Domestic and international long distance packages totaled 1.6 million customers.

Interconnection

In the third quarter, interconnection traffic increased 14.6%, totaling 10.090 billion minutes. Calling party pays traffic increased 7.1%, and traffic from local and international operators increased 14.4%. Traffic generated by cellular companies that is terminated in TELMEX's network increased 24.3%. For the nine months, interconnection traffic totaled 28.7 billion minutes, an increase of 10.3%.

Internet and Corporate networks

During the third quarter, high-speed Internet Prodigy Infinitum (ADSL) added 217 thousand customers due to higher penetration of TELMEX packages (broadband and voice services), to the enhancement of our products and to the increase of 86.4% in PC sales compared with the same quarter of 2005. At September 30, there were 1 million 592 thousand Prodigy Infinitum (ADSL) customers, an annual increase of 76.1%. The total number of Internet access accounts, including Infinitum and dial-up, increased 23.1% compared with September 2005, totaling 2 million 492 thousand customers. Billed line equivalents of 64 Kbps to corporate customers increased 27.5%, reaching 2 million 217 thousand.

Mexico Financial Results

Revenues: Revenues in the third quarter totaled 31.8 billion pesos, a decrease of 1.2% compared with the same period of last year. Increases in revenues of 5.3% from corporate networks and 12.2% from Internet revenues were not enough to offset the decrease in prices in real terms of local and long distance services, which reflected the company's decision not to increase rates; the introduction of packages that promote usage but generate a decrease in revenues per call; and, finally, the 10% reduction of the calling party pays rate. If revenues from calling party pays were excluded, revenues would have decreased 0.2%. For the nine months, revenues totaled 93.5 billion pesos, a decrease of 1.5% compared with the same period of 2005.

  Local: Local revenues totaled 13.9 billion pesos in the third quarter, a decrease of 3.6%, reflecting the reduction of the average measured service rate and monthly rent in real terms of 5.5% and 3.2%, respectively, and the decrease of public telephony due to competition from cellular companies and public telephony competitors. For the nine months, local revenues totaled 41.7 billion pesos, a decrease of 3%.

  DLD: DLD revenues totaled 4.4 billion pesos in the third quarter, 3.1% lower than the third quarter of 2005 due to the 5.1% decrease in the average revenue per minute in real terms. For the nine months, DLD revenues totaled 13.2 billion pesos, a decrease of 2.2%.

  ILD: In the third quarter, ILD revenues totaled 2.5 billion pesos, a decrease of 2.6% compared with the third quarter of the previous year. Revenues from outgoing traffic declined 7.5% to 1.6 billion pesos due to the 10.9% decline in average revenue per minute in real terms and because the increase in traffic volume was not enough to offset the decrease in prices. International settlement revenues totaled 881 million pesos, an increase of 7.9%. For the nine months, ILD revenues totaled 7.6 billion pesos, an increase of 0.7%.

  Interconnection: Interconnection revenues in the third quarter decreased 4.6% to 4.3 billion pesos due to the 10% reduction of the calling party pays rate. For the nine months, interconnection revenues totaled 12.4 billion pesos, a decrease of 8.8%.

  Corporate networks: In the third quarter, revenues from services related to data transmission through private and managed networks totaled 2.7 billion pesos, an increase of 5.3% due to more billed line equivalents in service that offset the decrease in revenue per billed line equivalent. For the nine months, corporate networks revenues totaled 8 billion pesos, an increase of 3.9%.

  Internet: Revenues from services related to the Internet platform rose 12.2% in the third quarter, or 2.4 billion pesos, due to the increase in the number of broadband customers. For the nine months, Internet revenues totaled 6.9 billion pesos, an increase of 13% compared with the same period of the previous year.

Costs and expenses: In the third quarter, total costs and expenses were 19.6 billion pesos, a decrease of 4.4%. This decrease was due to lower interconnection costs (calling party pays), lower maintenance expenses and lower depreciation and amortization charges. For the nine months, total costs and expenses were 59 billion pesos, 2.9% lower than the same period of 2005.

  Cost of sales and services: In the third quarter, cost of sales and services decreased 6.5%, totaling 7.3 billion pesos due to lower maintenance and materials expenses due to tighter expense control and the optimization of resources. For the nine months, costs of sales and services totaled 22 billion pesos, a decrease of 2%.

  Commercial, administrative and general: Commercial, administrative and general expenses decreased 0.2% to 4.7 billion pesos in the third quarter due to higher advertising and systems expenses. For the nine months, commercial, administrative and general expenses totaled 14.3 billion pesos, an increase of 1.5%.

  Transport and interconnection: In the third quarter, transport and interconnection costs totaled 3 billion pesos, a decrease of 1% due to the reduction in the calling party pays rate, the main component of this item. For the nine months, transport and interconnection costs decreased 5.4%, totaling 8.9 billion pesos.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 7% to 4.5 billion pesos due to less impact from restatement of the value of fixed assets and lower levels of investment carried out in recent years. For the nine months, depreciation and amortization decreased 6.9%, totaling 13.8 billion pesos.

EBITDA (1) and operating income: EBITDA (1) totaled 16.8 billion pesos in the third quarter, an increase of 1.1%. The EBITDA margin was 52.7%; an increase of 1.1 percentage points compared with the third quarter of 2005. The increase in EBITDA of the operations in Mexico was due to the increase in the data and Internet businesses, as well as tighter control and optimization of resources. Operating income totaled 12.2 billion pesos, 4.5% higher than the third quarter of 2005, and the operating margin was 38.5%, 2.1 percentage points higher than in the year-earlier period. For the nine months, EBITDA totaled 48.3 billion pesos, a decrease of 1.3%, and operating income totaled 34.5 billion pesos, an increase of 1.1%.

Investments: In Mexico total investments were 694 million dollars, of which 80.6% was used for growth and modernization projects for the voice, data and transport infrastructure, 12.7% for operational support projects and operating needs and 6.8% for social telephony.

Debt: At September 30, total debt was the equivalent of 8.066 billion dollars, an increase of 159 million dollars compared with last year. Net debt (3) in Mexico increased the equivalent of 374 million dollars to a total of 6.069 billion dollars.

(3) Net debt is defined as short-term liabilities plus long-term debt less cash and equivalents.

Latin America Financial Results

Brazil

In Brazil, efforts have been focused on consolidating Embratel's position in the data business for the commercial segment and increase local service offerings for the residential segment, resulting in an increase of 60.4% of billed line equivalents and an increase in local customers of 42.7% compared with the third quarter of 2005. At September 30, the company provided Net Fone services through Net's infrastructure to 115 thousand customers.

Local and domestic long distance traffic showed increases of 49.4% and 14.8% in the quarter, respectively, compared with the same period of 2005.

In the third quarter, revenues from the operations in Brazil totaled 2.063 billion reais, 8.2% higher than the same quarter of the previous year. Higher revenues were due to the 20.8% increase in the data business and to the 45.1% increase in local services.

During the quarter, Embratel reached an important agreement in process of approval with most of the Brazilian states regarding the ICMS tax (Imposto Sobre Circulação de Mercadoria e Prestação de Serviços), that reduced the impact of the fiscal contingency related to this tax that the company had for many years. The amount of the non-recurring charge was approximately 515 million reais. This effect, along with higher charges related to the Telecommunications Service Universal Fund (FUST) and the inclusion of Primesys, generated costs and expenses in the quarter of 2.385 billion reais, an increase of 41.1% compared with the third quarter of the previous year. Costs of sales and services increased 42.2%, totaling 272 million reais. Transport and interconnection costs totaled 844 million reais, an increase of 2.4%, and represented 35.4% of total costs and expenses. Commercial, administrative and general expenses increased 140.5% in the quarter.

EBITDA (1) and operating income had losses of 40 million reais and 348 million reais, respectively. If the non-recurring charge related to ICMS tax were excluded, EBITDA (1) and operating income would have totaled 475 million reais and 167 million reais in each case with margins of 23% and 8.1%, respectively.

Argentina

In the quarter, revenues from the operations in Argentina totaled 88.8 million Argentinean pesos, an increase of 8.3% compared with the same period of the previous year. The voice business that produced 51.5% of total revenues increased 9.1% due to the 30.3% increase in revenues from long distance and the 12.4% increase of local services. The corporate and Internet businesses increased 5%. Operating costs and expenses totaled 89.4 million Argentinean pesos in the quarter, an increase of 12.3% due to the increase of advertising and promotional expenses to increase the customer base. In the quarter, EBITDA (1) totaled 12.8 million Argentinean pesos, an increase of 12.3% compared with the same period of 2005 with a margin of 14.4%. The operating loss was 0.6 million Argentinean pesos in the quarter.

Colombia

In Colombia, revenues totaled 44.769 billion Colombian pesos in the third quarter, 47.6% higher than the same period of 2005. Higher revenues were mainly due to the integration of several corporate customers. Costs and expenses increased 43.4%. Of total costs, 34.4% corresponded to transport and interconnection, which increased 50.5%. Commercial, administrative and general expenses that produced 20.1% of total costs increased 44% due to advertising and promotional costs that were focused on the development of the SME market. Operating income totaled 10.228 billion Colombian pesos compared with operating income of 6.245 billion Colombian pesos in last year's third quarter. The operating margin was 22.8% compared with 20.6% registered in the third quarter of 2005. EBITDA (1) totaled 18.636 billion Colombian pesos with a margin of 41.6%, compared with 11.885 billion Colombian pesos and a margin of 39.2% in the same period of the previous year.

Chile

In the third quarter, revenues totaled 15.942 billion Chilean pesos, a decrease of 4.5% compared with the same period of 2005. The data and local service businesses maintained its growth with increases of 5% and 76.1%, respectively, compared with the same quarter of 2005. The Chilean long distance market continues to decrease due to the migration to mobile services and private networks that caused a decline in long distance revenues of 11.9%.

Costs and expenses in the third quarter totaled 16.716 billion Chilean pesos, an increase of 7.7% compared with the same period of 2005. Transport and interconnection costs increased 2.4% due to the increase of local access and to the increase of 13.3% in commercial, administrative and general expenses. In the quarter, there was an operating loss of 774 million Chilean pesos compared with operating income of 1.169 billion Chilean pesos in the same period of the previous year. EBITDA (1) totaled 1.872 billion Chilean pesos with a margin of 11.7% compared with 3.814 billion Chilean pesos in 2005.

Peru

In the third quarter, total revenues were 53.3 million New Soles, an increase of 15.6% compared with the same period of 2005. The voice business produced 62.3% of total revenues and increased 10.3% due to the 26.3% increase in lines in service. The corporate networks business increased 30.1%. In the quarter, costs and expenses grew 9.2%, due to the increase of 12.2% of transport and interconnection costs and a 9.5% increase in commercial, administrative and general expenses compared with the third quarter of the previous year. Operating income in the quarter totaled 3.7 million New Soles compared with 0.6 million New Soles in the same period of 2005. The operating margin was 6.8% compared with 1.4% in last year's third quarter. EBITDA (1) in the third quarter totaled 15.6 million new Soles with a margin of 29.3% compared with EBITDA (1) of 12.3 million New Soles and a margin of 26.6% in 2005.

Consolidated Relevant Figures

(millions of Mexican constant pesos as of September, 2006 unless otherwise indicated)

					%		9 months		9 months	%
		3Q 2006		3Q 2005	Inc.		2006		2005	Inc.

Revenues	Ps.	43,262	Ps.	43,037	0.5	Ps.	128,089	Ps.	127,375	0.6
EBITDA (1)		16,751		19,411	(13.7)		54,260		56,934	(4.7)
EBITDA margin (%)		38.7		45.1	(6.4)		42.4		44.7	(2.3)
Operating income		10,639		13,025	(18.3)		35,731		37,209	(4.0)
Operating margin (%)		24.6		30.3	(5.7)		27.9		29.2	(1.3)
Net income		6,012		7,214	(16.7)		20,441		20,761	(1.5)
Earnings per share (pesos)		0.30		0.32	(6.3)		1.00		0.92	8.7
Earnings per ADR (dollars) (2)		0.54		0.56	(3.6)		1.82		1.62	12.3
Outstanding shares (millions)		20,338		22,541	(9.8)		20,338		22,541	(9.8)
Equivalent ADRs (millions) (2)		1,017		1,127	(9.8)		1,017		1,127	(9.8)

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor
Relations section where you will find the reconciliation of EBITDA to operating income.
(2) One ADR represents 20 shares.

Consolidated Income Statements
[ millions of Mexican constant pesos as of September, 2006 ]					%		9 months		9 months	%
		3Q 2006		3Q 2005	Inc.		2006		2005	Inc.
Revenues
Local	Ps.	15,012	Ps.	15,053	(0.3)	Ps.	44,837	Ps.	45,408	(1.3)
Domestic long distance		9,932		10,290	(3.5)		29,926		29,783	0.5
International long distance		3,213		3,420	(6.1)		9,928		10,519	(5.6)
Interconnection		4,511		4,707	(4.2)		13,070		14,471	(9.7)
Corporate networks		5,649		5,064	11.6		16,878		15,076	12.0
Internet		3,086		2,811	9.8		8,916		7,974	11.8
Others		1,859		1,692	9.9		4,534		4,144	9.4
Total		43,262		43,037	0.5		128,089		127,375	0.6

Costs and Expenses
Cost of sales and services		8,716		8,959	(2.7)		26,277		26,123	0.6
Commercial, administrative and general		10,211		7,033	45.2		24,961		21,521	16.0
Transport and interconnection		7,584		7,634	(0.7)		22,591		22,797	(0.9)
Depreciation and amortization		6,112		6,386	(4.3)		18,529		19,725	(6.1)
Total		32,623		30,012	8.7		92,358		90,166	2.4

Operating income		10,639		13,025	(18.3)		35,731		37,209	(4.0)

Comprehensive financing cost
Net interest		2,097		1,043	101.1		3,710		2,577	44.0
Exchange loss, net		528		1,008	(47.6)		1,469		1,952	(24.7)
Monetary gain, net		(895)		(415)	115.6		(1,393)		(1,157)	20.4
Total		1,730		1,636	5.7		3,786		3,372	12.3

Income before tax and employee profit sharing		8,909		11,389	(21.8)		31,945		33,837	(5.6)

Provisions for income tax and employee profit		3,330		3,793	(12.2)		11,529		12,230	(5.7)
sharing
Income before equity in results of affiliates and
minority interest		5,579		7,596	(26.6)		20,416		21,607	(5.5)
Equity in results of affiliates		154		(17)	NA		316		(62)	(609.7)
Minority interest		279		(365)	(176.4)		(291)		(784)	(62.9)

Majority net income	Ps.	6,012	Ps.	7,214	(16.7)	Ps.	20,441	Ps.	20,761	(1.5)

EBITDA (1)	Ps.	16,751	Ps.	19,411	(13.7)	Ps.	54,260	Ps.	56,934	(4.7)

EBITDA margin (%)		38.7		45.1	(6.4)		42.4		44.7	(2.3)
Operating margin (%)		24.6		30.3	(5.7)		27.9		29.2	(1.3)

International Operations

		% of	Acquisition	Consolidation	Local exchange	Inflation
Company	Country	ownership	date	date	rate to US dollar	2nd quarter

TELMEX Argentina	Argentina	100.0	February 24, 2004	March 1, 2004	3.1020	2.20%
Techtel	Argentina	100.0	April 19, 2004	May 1, 2004	3.1020	2.20%
Metrored	Argentina	100.0	June 30, 2004	July 1, 2004	3.1020	2.20%
Embratel*	Brazil	72.3	July 23, 2004	August 1, 2004	2.1742	0.84%
TELMEX Chile	Chile	100.0	February 24, 2004	March 1, 2004	537.3000	1.40%
TELMEX Corp. (Chilesat)	Chile	99.7	June 8, 2004	July 1, 2004	537.3000	1.40%
TELMEX Colombia	Colombia	100.0	February 24, 2004	March 1, 2004	2,399.3600	1.13%
TELMEX Peru	Peru	100.0	February 24, 2004	March 1, 2004	3.2500	0.25%

* Includes TELMEX do Brasil and Net.

Consolidated Balance Sheets
[ milions of Mexican constant pesos as of September, 2006]

		September		September
		2006		2005
Assets
Cash and short-term investments	Ps.	23,748	Ps.	28,685
Other current assets		40,725		36,368
Investment in non-consolidated subsidiaries		156,665		157,603
Plant, property and equipment, net		8,458		7,857
Other assets		9,824		7,596
Goodwill		19,863		23,862
Projected net asset		5,952		6,126
Total assets	Ps.	265,235	Ps.	268,097

Liabilities and stockholders' equity
Current portion of long-term debt	Ps.	8,091	Ps.	16,941
Other current liabilities		35,325		33,103
Long-term debt		92,646		79,479
Labor obligations		2,284		2,082
Deferred taxes		15,861		16,245
Total liabilities		154,207		147,850
Stockholders' equity
Majority stockholders' equity		99,485		107,332
Minority interest		11,543		12,915
Total stockholders' equity		111,028		120,247
Total liabilities and stockholders' equity	Ps.	265,235	Ps.	268,097

DEBT
(millon dollars, except where indicated)

	MEXICO	EMBRATEL	LATAM	CONSOLIDATED
By maturity
Short-term debt	412	284	36	732
Long-term debt	7,654	688	42	8,384
Total Debt	8,066	972	78	9,116

By type of rate (without swaps)
Floating rate	4,733	533	15	5,281
Fixed rate	3,333	439	63	3,835
Total Debt	8,066	972	78	9,116

By type of rate (with swaps)
Floating rate	3,294	533	15	3,842
Fixed rate	4,772	439	63	5,274
Total Debt	8,066	972	78	9,116

By type of currency (without hedges)
Foreign	6,918	967	24	7,909
Local	1,148	5	54	1,207
Total Debt	8,066	972	78	9,116

Cash and equivalents	1,997	379	25	2,401

Net Debt	6,069	593	53	6,715

Hedges by rate
Fixed rate (%)	8.764			8.764
Amount (millon pesos)	15,900			15,900

Hedges by currency
Dollar to peso	5,735			5,735
Dollar to Reais		547		547
Strike price (local currency)	11.1130	2.3925

Consolidated Free (4) and Net Cash Flow
(millions of Mexican constant pesos as of September, 2006)

		September 2006

Majority Net Income	Ps.	$20,441

+ Depreciation and amortization		18,529
+ Items not requiring the use of resources		1,115

Resources provided by operating activities		40,085

- Working capital		246
- Investment in the telephone plant		14,172
- Investment in affiliated companies and marketable securities		4,771
- Inventories for the operation		131
Free cash flow		20,765

Resources used:
- Purchase of company's own shares		21,438
- Dividend payments		6,342
- Financing amortizations		13,715

Resources provided:
+ New financing		21,267

Net cash flow	Ps.	537

(4) Free cash flow is calculated by resources provided by operating activities resulting from variations in working capital, investment in the telephone plant and inventories for the operation.

Mexico Operating Results

						% Inc. vs.
	3Q 2006	2Q 2006	1Q 2006	4Q 2005	3Q 2005	3Q 2005

Lines in service (thousand units)	18,601	18,553	18,650	18,375	18,135	2.6
Prepaid lines	1,545	1,698	1,976	1,868	1,734	(10.9)
Lines with monthly rent	17,056	16,855	16,674	16,507	16,401	4.0

Connections	379	401	444	497	458	(17.2)
Disconnections	331	498	168	258	174	90.2
Gain	48	(97)	276	239	284	(83.1)

Penetration (%)
Digital services	43.7	42.9	41.9	41.4	40.9	2.8
Free voice mail (Buzón TELMEX)	50.3	49.8	49.8	49.3	47.9	2.4

Packages (thousand units)
Paquete TELMEX	457	385	271	156
Lada 100 (Domestic+International)	1,576	1,440	1,306	1,216	1,196	31.8

Local traffic (million units)
Local calls	6,734	6,698	6,653	6,638	6,778	(0.6)
Interconnection minutes	10,090	9,549	9,015	8,807	8,804	14.6

Long distance traffic (million minutes)
Domestic long distance	4,672	4,500	4,374	4,478	4,577	2.1
International long distance
(incoming and outgoing)	2,276	2,255	2,117	2,011	1,815	25.4

Billed line equivalents 64kbps (thousands)	2,217	2,140	2,113	2,011	1,738	27.6
Internet (thousands)	2,492	2,323	2,237	2,116	2,025	23.1
Prodigy (Dial-up)	900	949	1,024	1,082	1,121	(19.7)
Infinitum (ADSL)	1,592	1,374	1,213	1,033	904	76.1
Penetration (%)	15.7	14.8	14.4	13.8	13.3	2.4

Mexico Financial Results
Mexico Income Statements
[ millions of Mexican constant pesos as of September, 2006]					%		9 months		9 months	%
		3Q 2006		3Q 2005	Inc.		2006		2005	Inc.
Revenues
Local	Ps.	13,886	Ps.	14,405	(3.6)	Ps.	41,676	Ps.	42,968	(3.0)
Domestic long distance		4,446		4,590	(3.1)		13,158		13,458	(2.2)
International long distance		2,479		2,544	(2.6)		7,596		7,545	0.7
Interconection		4,277		4,484	(4.6)		12,369		13,557	(8.8)
Corporate networks		2,666		2,533	5.3		8,011		7,714	3.9
Internet		2,422		2,159	12.2		6,923		6,126	13.0
Others		1,602		1,435	11.6		3,816		3,559	7.2
Total		31,778		32,150	(1.2)		93,549		94,927	(1.5)

Costs and Expenses
Cost of sales and services		7,318		7,829	(6.5)		22,049		22,496	(2.0)
Commercial, administrative and general		4,683		4,692	(0.2)		14,339		14,122	1.5
Transport and interconnection		3,015		3,046	(1.0)		8,856		9,358	(5.4)
Depreciation and amortization		4,539		4,883	(7.0)		13,771		14,789	(6.9)
Total		19,555		20,450	(4.4)		59,015		60,765	(2.9)

Operating income	Ps.	12,223	Ps.	11,700	4.5	Ps.	34,534	Ps.	34,162	1.1

EBITDA (1)	Ps.	16,762	Ps.	16,583	1.1	Ps.	48,305	Ps.	48,951	(1.3)

EBITDA margin (%)		52.7		51.6	1.1		51.6		51.6	0.0
Operating margin (%)		38.5		36.4	2.1		36.9		36.0	0.9

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting of the local and long distance services is presented below for the third quarter of 2006 and 2005.

Mexico Local Service Business
Income Statements
[ millions of Mexican constant pesos as of September, 2006 ]
					%		6 months		6 months	%
		3Q 2006		3Q 2005	Inc.		2006		2005	Inc.
Revenues
Access, rent and measured service	Ps.	13,824	Ps.	14,307	(3.4)	Ps.	41,397	Ps.	42,812	(3.3)
LADA interconnection		1,146		1,090	5.1		3,351		3,236	3.6
Interconnection with operators		395		348	13.5		1,130		1,205	(6.2)
Interconnection with cellular		3,851		4,102	(6.1)		11,138		12,304	(9.5)
Other		2,330		2,067	12.7		7,502		6,513	15.2
Total		21,546		21,914	(1.7)		64,518		66,070	(2.3)

Costs and expenses
Cost of sales and services		5,287		5,851	(9.6)		15,870		16,802	(5.5)
Commercial, administrative and general		4,304		3,877	11.0		12,774		11,761	8.6
Interconnection		2,836		2,977	(4.7)		8,379		9,169	(8.6)
Depreciation and amortization		2,831		3,219	(12.1)		9,134		9,808	(6.9)
Total		15,258		15,924	(4.2)		46,157		47,540	(2.9)

Operating income	Ps.	6,288	Ps.	5,990	5.0	Ps.	18,361	Ps.	18,530	(0.9)

EBITDA (1)	Ps.	9,119	Ps.	9,209	(1.0)	Ps.	27,495	Ps.	28,338	(3.0)

EBITDA margin (%)		42.3		42.0	0.3		42.6		42.9	(0.3)
Operating margin (%)		29.2		27.3	1.9		28.5		28.0	0.5

Mexico Long Distance Service Business
Income Statements
[ millions of Mexican constant pesos as of September, 2006 ]
					%		9 months		9 months	%
		3Q 2006		3Q 2005	Inc.		2006		2005	Inc.
Revenues
Domestic long distance	Ps.	4,239	Ps.	4,362	(2.8)	Ps.	12,507	Ps.	12,802	(2.3)
International long distance		2,159		2,218	(2.7)		6,573		6,602	(0.4)
Total		6,398		6,580	(2.8)		19,080		19,404	(1.7)

Costs and expenses
Cost of sales and services		1,220		1,353	(9.8)		3,948		4,168	(5.3)
Commercial, administrative and general		1,371		1,275	7.5		4,065		3,896	4.3
Interconnection to the local network		1,010		961	5.1		2,945		2,852	3.3
Depreciation and amortization		578		672	(14.0)		1,820		1,997	(8.9)
Total		4,179		4,261	(1.9)		12,778		12,913	(1.0)

Operating income	Ps.	2,219	Ps.	2,319	(4.3)	Ps.	6,302	Ps.	6,491	(2.9)

EBITDA (1)	Ps.	2,797	Ps.	2,991	(6.5)	Ps.	8,122	Ps.	8,488	(4.3)

EBITDA margin (%)		43.7		45.5	(1.8)		42.6		43.7	(1.1)
Operating margin (%)		34.7		35.2	(0.5)		33.0		33.5	(0.5)

			%
Brazil Operating Indicators	3Q 2006	3Q 2005	Inc.

Domestic long distance minutes	3,607	3,142	14.8
(millions)
International long distance minutes
(millions)	513	492	4.4
Line equivalents of 64 kbps ( thousands)	2,112	1,316	60.4
Access to local service (thousands)	892	625	42.7

Latin America Financial Results

The following financial information is presented in the local currency of the country in which each Latin America subsidiary operates, according to each country's generally accepted accounting principles, and is based on continuing operations before eliminating inter-company operations among companies of the TELMEX Group.

Brazil
			%	9 months	9 months	%
	3Q 2006	3Q 2005	Inc.	2006	2005	Inc.
(millions of historic Brazilian reais)

Revenues	$2,063.1	$1,906.8	8.2	$6,138.4	5,741.3	6.9
EBITDA	(39.6)	480.7	NA	1,001.1	1,371.0	(27.0)
EBITDA margin (%)	(1.9)	25.2	NA	16.3	23.9	(7.6)
Operating Income	(348.0)	217.1	NA	118.6	553.2	(78.6)
Operating margin (%)	(16.9)	11.4	NA	1.9	9.6	(7.7)

Chile
			%	9 months	9 months	%
	3Q 2006	3Q 2005	Inc.	2006	2005	Inc.
(millions of Chilean constant pesos as of September, 2006)

Revenues	$15,942.0	$16,695.6	(4.5)	$49,743.1	50,014.0	(0.5)
EBITDA	1,872.4	3,813.7	(50.9)	8,278.1	10,301.6	(19.6)
EBITDA margin (%)	11.7	22.8	(11.1)	16.6	20.6	(4.0)
Operating Income	(773.6)	1,169.3	NA	560.6	2,301.1	(75.6)
Operating margin (%)	(4.9)	7.0	NA	1.1	4.6	(3.5)

Argentina
			%	9 months	9 months	%
	3Q 2006	3Q 2005	Inc.	2006	2005	Inc.
(millions of historic Argentinean pesos)

Revenues	$88.8	$82.0	8.3	$257.6	216.3	19.1
EBITDA	12.8	11.4	12.3	27.1	31.9	(15.0)
EBITDA margin (%)	14.4	13.9	0.5	10.5	14.8	(4.3)
Operating Income	(0.6)	2.3	NA	(9.4)	7.3	NA
Operating margin (%)	(0.6)	2.9	NA	(3.6)	3.4	NA

Colombia

			%	9 months	9 months	%
	3Q 2006	3Q 2005	Inc.	2006	2005	Inc.
(millions of historic Colombian pesos )

Revenues	$44,769.2	$30,332.6	47.6	$129,893.0	77,073.1	68.5
EBITDA	18,636.3	11,885.0	56.8	58,516.8	28,804.9	103.1
EBITDA margin (%)	41.6	39.2	2.4	45.1	37.4	7.7
Operating Income	10,228.2	6,244.5	63.8	34,868.0	12,343.3	182.5
Operating margin (%)	22.8	20.6	2.2	26.8	16.0	10.8

Peru

			%	9 months	9 months	%
	3Q 2006	3Q 2005	Inc.	2006	2005	Inc.
(millions of historic New Soles)

Revenues	$53.3	$46.1	15.6	$157.2	133.5	17.8
EBITDA	15.6	12.3	26.8	44.8	31.4	42.7
EBITDA margin (%)	29.3	26.6	2.7	28.5	23.5	5.0
Operating Income	3.7	0.6	516.7	7.4	(2.9)	NA
Operating margin (%)	6.8	1.4	5.4	4.7	(2.1)	NA

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 25,2006	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. Third Quarter 2006.